FF: TSXV
FFMGF: OTCQX

FIRST MINING APPOINTS NEW CHIEF FINANCIAL OFFICER

September 26, 2016

VANCOUVER, BC, CANADA – First Mining Finance Corp. (“First Mining” and the “Company”) is pleased to announce that, effective immediately, Mr. Andrew (“Andy”) Marshall has been appointed as the Chief Financial Officer (“CFO”) of the Company.

Mr. Marshall is a Chartered Accountant and a Chartered Financial Analyst with 13 years of public company accounting, finance and corporate governance experience. He has been First Mining’s Controller since June 2015 and has been heavily involved in all of the Company’s acquisitions to date. Prior to joining the Company, he spent four years as Director of Finance and Controller with two Vancouver based TSX/NYSE MKT listed silver producing companies. Mr. Marshall also brings public company auditing and assurance experience with PricewaterhouseCoopers (“PwC”) LLP in London, UK and Vancouver, BC where he focused on PwC’s mining, technology and entertainment practices.

Mr. Marshall’s appointment comes with the resignation of Mr. Andrew Poon who has been the Company’s CFO since its inception and will continue as a consultant.

Patrick Donnelly, President of First Mining stated, “We thank Andrew for all his contributions towards growing the Company. Andrew played a pivotal role in the creation of First Mining and we are eternally grateful for his efforts. We are delighted to promote Andy to his new role as CFO and look forward to having him as part of the leadership team.”

ABOUT FIRST MINING FINANCE CORP.

First Mining is a mineral property holding company whose principal business activity is to acquire high quality mineral assets with a focus in the Americas. The Company currently holds a portfolio of 28 mineral assets in Canada, Mexico and the United States with a focus on gold. Ultimately, the goal is to continue to increase its portfolio of mineral assets through acquisitions that are expected to be comprised of gold, silver, copper, lead, zinc and nickel.

For further information, please contact Patrick Donnelly, President at 604-639-8854, or Derek Iwanaka, Vice President, Investor Relations at 604-639-8824. Alternatively please visit our website at www.firstminingfinance.com or email us at info@firstminingfinance.com.

BEHALF OF THE BOARD OF
FIRST MINING FINANCE CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.